UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 1, 2011

Shanda Interactive Entertainment Limited ———————————————————————————————————
(Translation of registrant’s name into English)

No. 208 Juli Road, Pudong New Area, Shanghai 201203, People's Republic of China
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Interactive Entertainment Limited

Date: April 1, 2011	By:	Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Shanghai, China—April 1, 2011—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) ("Shanda" or the "Company"), a leading interactive entertainment media company in China, announced today that it agreed to invest US$100,000,000 in Ku6 Media Company, Ltd. (Nasdaq: KUTV) (“Ku6”), a leader in online video portal operations in China, in the form of ordinary shares and senior convertible bonds.